UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

ZIX CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98974P100

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98974P100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vertical Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,228,308

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,228,308

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,228,308

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vertical Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 295,202

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 295,202

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 295,202

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 262,000

	6.	Shared Voting Power 1,523,510

	7.	Sole Dispositive Power 262,000

	8.	Shared Dispositive Power 1,523,510

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,510

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer ZIX Corporation (“ZIXI”)
(b)	Address of Issuer’s Principal Executive Offices 2711 North Haskell Avenue Suite 2300 LB36 Dallas, Texas 75204

Item 2.
(a)	Name of Person Filing Vertical Fund I, L.P. (“VF-I”) Vertical Fund II, L.P. (“VF-II”) (together with VF-I, the “Partnerships”) Stephen D. Baksa (“Baksa”)
(b)	Address of Principal Business Office or, if none, Residence Each of the Partnerships and Baksa has a principal business address at 25 DeForest Avenue, Summit, New Jersey 07901.
(c)	Citizenship Each of the Partnerships is a Delaware limited partnership. Baksa is a citizen of the United States of America.
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 98974P100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
None of the above. The statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,785,510 shares of Common Stock
	(b)	Percent of class: 6.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,785,510
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 1,785,510

(iv) Shared power to dispose or to direct the disposition of 0

The foregoing amounts of shares and percentage represent the combined holdings of the Partnerships and Baksa.  Of such amounts, 1,228,308 shares (4.4% of the total outstanding) are directly and beneficially owned by VF-I; 295,202 shares (1.1% of the total outstanding) are directly and beneficially owned by VF-II; and 262,000 shares (0.9% of the total outstanding) are directly and beneficially owned by Baksa.  The Partnerships and Baksa are filing this statement jointly to reflect their combined ownership because the sole general partner of each Partnership is The Vertical Group, L.P. (“Group”), a Delaware limited partnership, and Baksa is a general partner of Group.  The Partnerships and Baksa may therefore be deemed to constitute a “group” as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Baksa may be deemed to be the beneficial owner of the ZIXI shares owned by each Partnership.  Baksa disclaims beneficial ownership of the ZIXI shares owned by the Partnerships except to the extent of his indirect pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
January 29, 2003

VERTICAL FUND I, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells
John E. Runnells
General Partner.

VERTICAL FUND II, L.P.

By: THE VERTICAL GROUP, L.P.
General Partner

	By:	/s/ John E. Runnells
John E. Runnells
General Partner.

/s/ Stephen D. Baksa
Stephen D. Baksa